                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     )*

                           General Communication, Inc.
                     --------------------------------------
                                (NAME OF ISSUER)
1.   Class A Common Stock, no par value ("Class A Common Stock")
2.   Class B Common Stock, no par value ("Class B Common Stock")
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.   Class A Common Stock:                                          369385 10 9
2.   Class B Common Stock:                                          369385 20 8
                     --------------------------------------
                                 (CUSIP NUMBER)
                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
-------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)
                                  May 29, 1998
                     --------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Class A Common Stock:                                                                                   369385 10 9
Class B Common Stock:                                                                                   369385 20 8
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness Irrevocable Trust
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A.  SEE Item 3 below.
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization        Colorado
---------------------------------------------------------------------------------------------------------------------
                  7) Sole Voting Power           Class A Common Stock                                    348,638(1)
Number of Shares                                 Class B Common Stock                                    310,304(2)

                  ---------------------------------------------------------------------------------------------------
  Beneficially    8) Shared Voting Power         Class A Common Stock                                             0
                                                 Class B Common Stock                                             0

  Owned by Each   ---------------------------------------------------------------------------------------------------
                  9) Sole Dispositive Power      Class A Common Stock                                    348,638(1)
                                                 Class B Common Stock                                    310,304(2)
Reporting Person
                  ---------------------------------------------------------------------------------------------------
                  10) Shared Dispositive Power   Class A Common Stock                                             0
      With                                       Class B Common Stock                                             0

---------------------------------------------------------------------------------------------------------------------
                  11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 Class A Common Stock                                    348,638(1)
                                                 Class B Common Stock                                    310,304(2)

---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                 / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                    0.8% of Class A Common Stock
                    7.6% of Class B Common Stock

---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    OO
---------------------------------------------------------------------------------------------------------------------
                  (1) Class B Common Stock is convertible at any time on a
           one-for-one basis into Class A Common Stock. SEE Item 5 below. The numbers of shares of Class A Common Stock shown in rows 7 through 11 above assume that the shares of Class B Common Stock shown in rows 7 through 11 above have been converted into shares of Class A Common
           Stock.
                  (2) SEE Item 5.

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ITEM 1.  SECURITY AND ISSUER

     The equity securities to which this Schedule 13D relates are as follows:

     1. General Communication, Inc. Class A Common Stock, no par value ("Class A Common Stock"); and


     2. General Communication, Inc. Class B Common Stock, no par value ("Class B Common Stock").

     The issuer of the Class A Common Stock and Class B Common Stock (collectively, the "Company Securities") is General Communication, Inc. (the "Company") whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed on behalf of the Kim Magness Irrevocable Trust (the "Kim Magness Trust"). Kim Magness is the sole trustee and current primary beneficiary of the Kim Magness Trust which directly owns Company Securities. Kim Magness is also the personal representative of the Estate of Betsy Magness (the "Betsy Magness Estate") and Kim Magness and Gary Magness are co-personal representatives of the Estate of Bob Magness (the "Bob Magness Estate" and together with the Betsy Magness Estate, the "Estates").

     (b) The business address of the Kim Magness Trust is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

     (c) The filing person has no occupation or employment.

     (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The Kim Magness Trust is administered in the State of Colorado.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Kim Magness is the sole trustee and primary current beneficiary of the Kim Magness Trust. On May 29, 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness to the Kim Magness Trust 38,334 shares of Class A Common Stock and 310,304 shares of Class B Common Stock as the beneficiary entitled thereto.

ITEM 4.  PURPOSE OF TRANSACTION

     Kim Magness is the sole trustee and primary current beneficiary of the Kim Magness Trust. On May 29, 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness to the Kim Magness Trust 38,334 shares of Class A Common Stock and 310,304 shares of Class B Common Stock as the beneficiary entitled thereto.

     The filing person does not have any present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is no present plan or proposal to dispose of the Company Securities, the trustee of the Kim Magness Trust, intends to sell or otherwise dispose of the Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the Kim Magness Trust, including the Kim Magness Trust tax liabilities, (ii) as may be required of the trustee in fulfillment of his fiduciary duty to the Kim Magness Trust, and (iii) as may be required to effect the distribution of the assets of the Kim Magness Trust to the beneficiaries of the Kim Magness Trust;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

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

                                      AMOUNT AND NATURE OF          PERCENT OF           TOTAL
      TITLE OF CLASS                  BENEFICIAL OWNERSHIP        CLASS POWER(1)    VOTING POWER(1)
      --------------                  --------------------        --------------    ---------------
                                                                                         3.7%

      Class A Common Stock                  348,638(2)(3)                  0.8%

      Class B Common Stock                  310,304(2)(3)                  7.6%


(1) Based on 45,341,813 shares of Class A Common Stock and 4,062,520 shares of Class B Common Stock outstanding on April 30, 1998.

(2) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common Stock shown in this Item 5 assume that the shares of Class B Common Stock have been fully converted into shares of Class A Common Stock.

     In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, the Kim Magness Trust may be deemed to currently beneficially own voting equity securities representing approximately 3.7% of the voting power with respect to a general election of directors of the Company.

(3) Kim Magness is the sole trustee and primary current beneficiary of the Kim Magness Trust. Accordingly, the following shares beneficially owned by the Kim Magness Trust are reflected in full in Kim Magness' share information
     (i) 348,638 shares of the Class A Common Stock, and (ii) 310,304 shares of the Class B Common Stock. The foregoing share numbers assume the conversion in full of the shares of Class B Common Stock into shares of Class A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Class B Common Stock into shares of Class A Common Stock.

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:


           Class of Security                Sole Power        Shared Power
           -----------------                ----------        ------------
           Class A Common Stock               348,638              0
           Class B Common Stock               310,304              0

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the persons named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are presently no contracts, arrangements, understandings or relationship between the filing person and other persons with respect to the Class A Common Stock and Class B Common Stock beneficially owned by the filing person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 8, 1998


KIM MAGNESS IRREVOCABLE TRUST


  /s/ Kim Magness
--------------------------------------
By:  Kim Magness, Trustee